Exhibit 99.9

February 25, 2004

EnCana Corporation
1800 – 855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada
T2P 2S5

Re:	Annual Report on Form 40-F, Registration Statement on Form F-9, and Registration Statements on Form S-8 (United States Securities and Exchange Commission)

Gentlemen:

          We hereby consent to the references to our firm under the headings “Reserves and Other Oil and Gas Information” and “Appendix A” of the Annual Information Form of EnCana Corporation for the year ended December 31, 2003 (“AIF”) and the inclusion by reference therein of our report entitled “Appraisal Report as of December 31, 2003 on the Buzzard, Scott, and Telford Fields offshore from the United Kingdom for EnCana U.K., U.S. Version”, such AIF being included in the EnCana Corporation Annual Report on Form 40-F for the year ended December 31, 2003 and incorporated by reference in the EnCana Corporation registration statements on Form F-9 (file number 333-98087) and Form S-8 (file numbers 333-13956 and 333-85598).

Very truly yours,

DeGOLYER and MacNAUGHTON